

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 19, 2009

Mr. Randy Acres
Senior Vice President and Chief Financial Officer
Innovex, Inc.
3033 Campus Drive, Suite D180
Plymouth, Minnesota 55441

     RE: **Innovex, Inc.**
            Form 10-K for the fiscal year ended September 27, 2008
            Filed December 23, 2008
            Form 10-Q for the Quarter Ended January 3, 2009
            Filed February 17, 2009
            File No. 0-13143

Dear Mr. Acres:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Angela J. Crane
               Accounting Branch Chief